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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Lopez, M.D.                     Diana                  K.
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   (Last)                            (First)              (Middle)

     951 Calle Amanecer
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                                    (Street)

     San Clemente                       CA                  92673
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     ICU Medical, Inc. (ICUI)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     December 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

                        --------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |_|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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
Common Stock owned by Self  3/15/02                  J4                 7,653    A                    22,959    D
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Common Stock owned by
George A. Lopez, M.D.
Second Family Limited
Partnership                 3/15/02                  J4               395,871    A                 1,186,843    I         (1)
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Common Stock owned by
Lopez Family Trust          3/15/02                  J4                 7,741    A                    23,223    I         (2)
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Common Stock owned by
Lopez CRT #1                3/15/02                  J4                64,800    A                   174,400    I         (3)
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

(J)      3:2 stock split in form of stock dividend.
(1) Drs. Lopez hold a one-percent general partnership interest in the Partnership. As general partners, they share power to vote and power to dispose of the 1,186,843 shares owned by the Partnership and may be deemed to be beneficial owners of such shares. The Partnership acquired the shares on 2/24/99 from Trusts for the benefit of the Lopez's children, the Christopher George Lopez Children's Trust and the Nicholas George Lopez Children's Trust, which own a 99% limited partnership interest in the Partnership. The Drs. Lopez are not trustees of and have no interest in their children's Trusts. Except to the extent of their undivided one percent general partnership interest in the assets of the Partnership, the Drs. Lopez disclaim any beneficial ownership of the shares owned by the Partnership.
(2) Drs. Lopez are trustees and beneficiaries of the Family Trust. Except to the extent of their pecuniary interests as beneficiaries of the Family Trust, Drs. Lopez disclaim any beneficial ownership of the shares owned by the Family Trust.
(3) Held as trustee of the Lopez CRT #1 F/B/O Diana K. Lopez, M.D. and George A. Lopez, M.D.



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FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

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
Explanation of Responses:




/s/ Diana K. Lopez, M.D.                                    February 12, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.